SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                              AMENDED SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1



                             Siga Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  82 6917-10-6
                                 - ------------
                                 (CUSIP Number)

                                Donald G. Drapkin
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 872-0012

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                            Attn: Thomas E. Constance
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 13, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------------------

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                         13D                 Page 2 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Donald G. Drapkin
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      1,652,945 ** ***
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0 ***
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        747,313 ***
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0 ***
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,664,695 ** ***
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*  **
                                                                  [x]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.75%** ***
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Mr. Drapkin has entered into a Management Restructuring Agreement (see Item
4), pursuant to which, he will be granted proxies giving him voting power over an aggregate of 905,632 shares of Common Stock.

*** Mr. Drapkin holds, inter alia, a warrant (an "Investor Warrant") to purchase 347,826 shares of Common Stock. However, the Investor Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Investor Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Drapkin may be deemed beneficially to own, as of June 13, 2001, Mr. Drapkin's Investor Warrant is not presently exercisable.

--------------------------------------------------------------------------------
                                        13D                 Page 3 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Drapkin Family Charity Foundation
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                    [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00 (see Item 2)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                        13D                  Page 4 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gabriel M. Cerrone
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                    [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     817,700 **
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        817,700 **
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,700 **
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                   [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

--------------------------------------------------------------------------------
                                       13D                   Page 5 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Panetta Partners Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                       [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     817,700
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        817,700
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,700
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                        13D                  Page 6 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas E. Constance
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      0
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                         13D                 Page 7 of 15 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric A. Rose, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES                      100,000
         BENEFICIALLY           ------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH            ------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        100,000
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

            This Amendment No. 3 amends and supplements the Reporting Persons' Statement on Schedule 13D, dated March 30, 2001, as amended to date (the "Schedule"), in its entirety.

      Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.0001 par value per share, (the "Common Stock") of Siga Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 420 Lexington Avenue, Suite 620, New York, New York, 10170.

      Item 2.     Identity and Background.

            (a) This statement is filed on behalf of Donald G. Drapkin, the Drapkin Family Charity Foundation (the "Charity"), Gabriel M. Cerrone, Panetta Partners Ltd. ("Panetta"), Thomas E. Constance and Eric A. Rose, M.D. (collectively, the "Reporting Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer. Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

            (b) The business address of each of Mr. Drapkin and the Charity is 35 East 62nd Street, New York, New York, 10021. The business address of each of Mr. Cerrone and Panetta is 265 East 66th Street, Suite 16G, New York, New York, 10021. The business address of Mr. Constance is 919 Third Avenue, 41st Floor, New York, New York, 10022. The business address of Dr. Rose is 112 East 78th Street, New York, New York, 10021.

            (c) Mr. Drapkin is a Director and Vice Chairman of MacAndrews & Forbes Holdings Inc., a Delaware corporation having its address at 35 East 62nd Street, New York, New York, 10021 and is the sole Trustee of the Charity. The Charity is a charitable trust, organized under the laws of New Jersey. Mr. Cerrone is an investment banker, consultant and stock broker, and the sole general partner of Panetta, a Colorado limited partnership the principal business of which is delivering consulting services. Mr. Constance is a Senior Partner of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City. Dr. Rose is Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital.

            (d) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose are citizens of the United States.

      Item 3.     Source and Amount of Funds or Other Consideration

            Pursuant to a Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000, (the "Purchase Agreement") a copy of which is filed as Exhibit B hereto, Mr. Drapkin purchased
            (i) $500,000 principal amount of 6% Convertible Debentures due January 31, 2002 of the Issuer ("Debentures"), a copy of which is filed as Exhibit C hereto, with $500,000 of his personal funds, and
            (ii) a warrant (an "Investor Warrant"), a copy of which is filed as Exhibit D hereto, to purchase up to 347,826 shares of Common Stock at an exercise price of $3.4059 per share, with $17,391.30 of his personal funds. The principal amount of, and accrued interest on, the Debentures were convertible into Common Stock at the option of the holder at any time prior to the maturity date, at a conversion price of $1.4375 per share. Pursuant to the Conversion Agreement (as defined below), Mr. Drapkin converted his Debentures into 373,913 shares of Preferred Stock (as defined below) of the Issuer (see Item
            4).

            Pursuant to a Distributor's Agreement between Fahnestock & Co. Inc. and the Issuer, dated as of January 27, 2000, and in connection with the Issuer's private placement of Debentures, Fahnestock designated Mr. Cerrone to receive, and he was issued, a warrant (the "Distributor Warrant"), a copy of which is filed as Exhibit E hereto, to purchase up to 210,000 shares of Common Stock at an exercise price of $1.45 per share. Mr. Cerrone then assigned the Distributor Warrant to Panetta. Pursuant to a Consulting Agreement between Fahnestock & Co. Inc. and the Issuer, dated as of October 31, 2000, Fahnestock & Co. Inc. designated Panetta to receive, and Panetta was issued a warrant (the "Consulting Warrant" and, together with the Investor Warrant and the Distributor Warrant, the "Warrants") to purchase up to 303,200 shares of Common Stock at an exercise price of $2.00 per share, a copy of which is attached hereto as Exhibit F. The Consulting Warrant was issued to Panetta partially in consideration for the cancellation of a warrant to purchase 303,200 shares of Common Stock at an exercise price of $5.00 per share, a copy of which is filed as Exhibit G hereto, that had been issued to Mr. Cerrone in connection with the Issuer's March 2000 equity financing. The Distributor Warrant and the Consulting Warrant each contain provisions granting the holder certain registration rights.

            Each Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the holder thereof and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence (the "9.99% Limit") and the other securities which Mr. Drapkin may be deemed beneficially to own, as of June 13, 2001, Mr. Drapkin's Investor Warrant is not presently exercisable. The Issuer may require the Investor Warrant to be exercised (subject to the same 9.99% Limit) within five days if both
            (i) the registration statement with respect to the shares of Common Stock issuable thereupon is effective and (ii) the closing bid price for the Common Stock for each of any 15 consecutive trading days is at least 200% of the exercise price of the Investor Warrant at such time. Exceptions to the 9.99% Limit include the existence of a tender offer for the Issuer's common stock.

            Between June 26, 2000 and December 22, 2000, Mr. Drapkin engaged in open market transactions through which he acquired a net 373,400 shares of Common Stock. On November 9, 2000, the Charity purchased 11,750 shares of Common Stock on the open market. Between February 9, 2000 and March 13, 2000, Mr. Cerrone purchased 61,500 shares of Common Stock on the open market. Mr. Cerrone then assigned such shares to Panetta. Mr. Drapkin, the Charity and Mr. Cerrone used their respective general funds for such purchases.

            Mr. Drapkin made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               6/26/2000            31,500             $4.037
               6/27/2000             2,000             $3.977
               6/29/2000             5,000             $4.037
               7/6/2000              2,500             $4.54
               7/27/2000             4,000             $4.049
               8/2/2000             20,500             $3.947
               8/3/2000              1,600             $3.906
               8/4/2000              4,000             $3.747
               8/7/2000                500             $3.812
               8/8/2000              2,500             $3.581
               8/10/2000             5,000             $3.532
               8/11/2000             6,000             $4.122
               8/11/2000            50,000             $4.065
               8/14/2000            50,000             $4.399
               8/15/2000             1,100             $3.906
               8/16/2000             2,000             $3.967
               8/24/2000            12,500             $3.30
               8/25/2000            17,500             $3.406

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               8/28/2000            11,000             $3.457
               8/29/2000             7,500             $3.195
               8/31/2000            10,000             $3.084
               9/14/2000             4,100             $3.004
               9/25/2000            20,500             $3.498
               9/27/2000               100             $2.906
               9/29/2000            40,000             $4.039
               11/3/2000             2,500             $4.175
               11/30/2000           20,500             $4.047
               12/1/2000             4,000             $3.852
               12/5/2000            40,000             $4.508
               12/22/2000           10,000             $3.026


            Mr. Drapkin made the following sale:

               Date              No. of Shares     Sales Price
               ----              -------------     -----------

               9/19/2000            15,000             $3.386


            The Charity made the following purchase:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               11/9/2000            11,750             $4.932
               6/13/2001                50             $4.08


            The Charity made the following sale:

               Date              No. of Shares     Sales Price
               ----              -------------     -----------

               6/12/2001            11,800             $4.048


            Mr. Cerrone made the following purchases:

               Date              No. of Shares   Purchase Price
               ----              -------------   --------------

               2/9/2000             16,100             $4.589
               2/10/2000             3,900             $4.551
               2/11/2000            10,500             $4.560
               2/18/2000            12,100             $5.308
               2/22/2000             2,400             $5.369
               2/23/2000            12,500             $5.406
               3/2/2000              2,500             $5.986
               3/13/2000             1,500             $9.158


            In connection with the Management Restructuring Agreement (as defined in Item 4, below), each of Judson A. Cooper and Joshua D. Schein, Ph.D. agreed to grant an irrevocable proxy (collectively, the "Proxies") to Mr. Drapkin on the Effective Date (as defined in the Management Restructuring Agreement) giving Mr. Drapkin voting power over an aggregate of 905,632 shares of Common Stock owned by such parties (the "Proxy Shares") together with any shares of capital stock of the Issuer that such parties may acquire subsequent to the date of the Proxies (including, without limitation, upon the exercise of options held by Mr. Cooper and Mr. Schein, to purchase up to an aggregate of 1,400,002 shares of Common Stock).

            Pursuant to separate Common Stock and Warrant Purchase Agreements between the Issuer and each of Panetta and Dr. Rose, dated as of May 8, 2001, (the "May 2001 Purchase Agreements") the form of which is Exhibit K hereto: (i) Panetta purchased, with $180,000 of its general funds, 90,000 shares of Common

            Stock and a warrant (a "May 2001 Investor Warrant"), the form of which is Exhibit L hereto, to purchase up to 90,000 shares of Common Stock; and Dr. Rose purchased, with $100,000 of his personal funds, 50,000 shares of Common Stock and a May 2001 Investor Warrant to purchase up to 50,000 shares of Common Stock. The May 2001 Investor Warrants are exercisable for a period of seven years at an exercise price of $2.94 per share and contain provisions analogous to the 9.99% Limit described above.

            On May 31, 2001, the Issuer consummated another closing of its private placement pursuant to May 2001 Purchase Agreements in which closing Panetta purchased, with $63,000 of its general funds, 31,500 shares of Common Stock and a May 2001 Investor Warrant to purchase up to 31,500 shares of Common Stock.

            Each Reporting Person disclaims beneficial ownership of all the Common Stock except Common Stock held by such Reporting Person that were purchased on the open market or pursuant to the May 2001 Purchase Agreement (collectively, the "Purchased Common"). Each Reporting Person disclaims beneficial ownership of the securities held by any other party.

      Item 4.     Purpose of Transaction.

            Each Reporting Person which acquired securities of the Issuer did so as an investment in the Issuer. Except as indicated in this Schedule 13D, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            In connection with the Purchase Agreement, Mr. Drapkin entered into a Registration Rights Agreement with the Issuer, dated as of January 31, 2000, ("Registration Rights Agreement"), a copy of which is filed as Exhibit H hereto. Pursuant to the Registration Rights Agreement, the Issuer agreed: (i) to file no later than 30 days after the Closing Date (as used in the Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended, (the "Required Registration Statement") covering the resale of the shares of Common Stock issuable upon conversion of principal and interest of the Debentures and upon exercise of the Warrant; and
            (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 90 days after the Closing Date. On May 10, 2000, the Issuer filed the Required Registration Statement and, on May 24, 2000, it was declared effective. The shares of Common Stock issuable upon exercise of the Distributor Warrant were also included in the Required Registration Statement.

            Pursuant to a letter agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua D. Schein, Ph.D. (the "Management Restructuring Agreement"), a copy of which is filed as Exhibit I hereto, Mr. Drapkin had the right to be and to have his designees elected to the Board of Directors of the Issuer (the "Board") on the Effective Date. The Management Restructuring Agreement also provides that the members of the Board at such time would be caused to resign from the Board and from any and all offices held with the Issuer. Pursuant to the Management Restructuring Agreement, Judson A. Cooper and Joshua D. Schein have agreed to resign from the Board of the Issuer, and from all other offices held with the Issuer, effective as of the Effective Date. Mr. Drapkin has designated Mr. Cerrone, Mr. Constance and Dr. Rose for election to the Board in accordance with the Management Restructuring Agreement. As of April 19, 2001, Mr. Drapkin, Mr. Cerrone, Mr. Constance and Dr. Rose were appointed to the Board and each of the Issuer's remaining other directors resigned from the Board as contemplated by the Management Restructuring Agreement. Thereafter, the Board filled the vacancies on the Board that resulted from such resignations.

            On May 3, 2001, the Issuer's Board of Directors made grants (the "Conditional Grants") of options to certain officers, directors and advisors of the Issuer, subject to approval of an Amendment and Restatement of the Issuer's Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan. Dr. Rose, Mr. Drapkin, Mr. Constance and Mr. Cerrone received Conditional Grants of options to purchase up to 1,125,000, 600,000, 225,000 and 1,075,000 shares of
            Common Stock, respectively. The Conditional Grants were made subject to stockholder approval, and at present no Reporting Person beneficially owns any Common Stock issuable upon conversion of the options constituting such Conditional Grants.

            In connection with the May 2001 Purchase Agreement, Panetta and Dr. Rose each entered into a Registration Rights Agreement with the Issuer, dated as of May 8, 2001, (the "May 2001 Registration Rights Agreements"), the form of which is Exhibit M hereto. Pursuant to the May 2001 Registration Rights Agreement, the Issuer agreed: (i) to file no later than 60 days after the Closing Date (as used in the May 2001 Purchase Agreement), a Registration Statement under the Securities Act of 1933, as amended,

            (the "2001 Required Registration Statement") covering the resale of the shares of Common Stock issued pursuant to the May 2001 Purchase Agreements and the shares of Common Stock issuable upon exercise of the May 2001 Investor Warrants; and (ii) to use its reasonable best efforts to cause such Registration Statement to be declared effective no later than the earlier of (x) five days after notice by the Securities and Exchange Commission that it may be declared effective and (y) 180 days after the Closing Date.

            Pursuant to a Conversion Agreement among the Issuer and holders of Debentures (the "Conversion Agreement"), the form of which is attached hereto as Exhibit N, Mr. Drapkin agreed to convert the outstanding principal and accrued interest on his Debentures, into 373,913 shares of Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock"), the form of the Certificate of Designations for which is attached hereto as Exhibit O, representing at a conversion price of $1.4375 per share of Preferred Stock. The Preferred Stock has a cumulative dividend of 6% per annum payable in cash or additional shares of Preferred Stock at the Issuer's discretion. The Preferred Stock is convertible into Common Stock an initial conversion rate of one-to-one, and each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are then convertible. The Preferred Stock is not subject to the 9.99% Limit.

            Each Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when it deems it appropriate. Each Reporting Person may formulate other purposes, plans or proposals relating to any securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

      Item 5.     Interest in Securities of Issuer.

            (a) As of June 13, 2001: Mr. Drapkin, as the holder of securities of the Issuer and as proxyholder under the Proxies may be deemed beneficially to own 1,652,945 shares of Common Stock or 20.75% of the outstanding shares, and, if not for the 9.99% Limit, Mr. Drapkin could be deemed to beneficially own 2,000,771 shares of Common Stock or 23.06% of the outstanding shares; Mr. Cerrone, as the sole general partner of Panetta, may be deemed beneficially to own 817,700 shares of Common Stock or 9.5% of the outstanding shares; and each of the Charity, Panetta, Mr. Constance and Dr. Rose may be deemed beneficially to own the respective numbers of shares of Common Stock set forth below:


                  Charity          0
                  Panetta    817,700
                  Mr. Constance    0
                  Dr. Rose   100,000


                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of all the Common Stock except the Purchased Common Stock, if any, held by such Reporting Person. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the securities held by any other person.

            (b) Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Drapkin has the sole power to vote or to direct the vote of the Proxy Shares. Mr. Cerrone and Panetta share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Panetta. Dr. Rose has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Constance does not beneficially own any shares of Common Stock.

            (c) Other than entering into the Conversion Agreement and receiving Conditional Grants (to the extent that any of the above may be deemed a transaction in the Common Stock), and purchasing Common Stock pursuant to the May 2001 Purchase Agreements, and the June 13 final disposition of all the common stock of the Issuer held by the Charity, no Reporting Person has engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

            (d)&(e)     Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Proxies, Mr. Drapkin was appointed proxyholder with respect to certain securities held by Mr. Cooper and Mr. Schein (see Item 3). A form of the Proxies is attached to the Management Restructuring Agreement that is filed as Exhibit I hereto. The Management Restructuring Agreement includes provisions restricting the abilities of the parties thereto to transfer their respective securities of the Issuer. Additionally, Mr. Drapkin has entered into a Lock-Up Agreement with Vincent Fischetti, a copy of which is filed as Exhibit J hereto, pursuant to which Mr. Fischetti is restricted in transferring his securities of the Issuer without Mr. Drapkin's prior written consent.

                  On May 3, 2001, the Issuer's Board of Directors made Conditional Grants to certain of the Reporting Persons in their respective capacities as officers and directors of the Issuer (see Item 4).

                  Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.


      Item 7.     Material to be Filed as Exhibits.

            Exhibit A: Agreement of Joint Filing of Schedule 13D, dated as of
                       April 6, 2001.

            Exhibit B: Securities Purchase Agreement between Mr. Drapkin and the
                       Issuer, dated as of January 31, 2000.

            Exhibit C: 6% Convertible Debenture due January 31, 2002 of the
                       Issuer in the principal amount of $500,000 issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit D: Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit E: Common Stock Purchase Warrant to purchase 210,000 shares of Common Stock issued to Mr. Cerrone, dated as of January 31, 2000.

            Exhibit F: Common Stock Purchase Warrant to purchase 303,200 shares of Common Stock, issued to Panetta, dated as of November 10, 2000.

            Exhibit G: Cancelled Common Stock Purchase Warrant to purchase
                       303,200 shares of Common Stock, issued to Mr. Cerrone, dated as of May 1, 2000.

            Exhibit H: Registration Rights Agreement between the Issuer and Mr.
                       Drapkin dated as of January 31, 2000.

            Exhibit I: Letter Agreement, dated as of March 30, 2001, among Mr.
                       Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua D. Schein, Ph.D.

            Exhibit J: Lock-Up Agreement between Mr. Drapkin and Vincent
                       Fischetti.

            Exhibit K: Form of Common Stock and Warrant Purchase Agreements
                       between the Issuer and each Buyer (as defined therein), dated as of May 8, 2001.

            Exhibit L: Form of Common Stock Purchase Warrants to purchase shares of Common Stock issued to each Buyer, dated as of May 8, 2001.

            Exhibit M: Form of Registration Rights Agreements between the Issuer and each Buyer, dated as of May 8, 2001.

            Exhibit N: Form of Conversion Agreement among the Issuer and holders of Debentures

            Exhibit O: Form of Certificate of Designation of Series A
                       Convertible Preferred Stock of the Issuer

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.


Dated:  June 20, 2001                       /s/ Donald G. Drapkin
                                            ------------------------------
                                            Donald G. Drapkin


                                            DRAPKIN FAMILY CHARITY FOUNDATION


Dated:  June 20, 2001                       By /s/ Donald G. Drapkin
                                              --------------------------
                                              Name:  Donald G. Drapkin
                                              Title: Trustee


Dated:  June 20, 2001                       /s/ Gabriel M. Cerrone
                                            ------------------------------
                                            Gabriel M. Cerrone


                                            PANETTA PARTNERS LTD.


Dated:  June 20, 2001                       By /s/ Gabriel M. Cerrone
                                              --------------------------
                                              Name:  Gabriel M. Cerrone
                                              Title: General Partner


Dated:  June 21, 2001                       /s/ Thomas E. Constance
                                            ------------------------------
                                            Thomas E. Constance


Dated:  June 21, 2001                       /s/ Eric A. Rose, M.D.
                                            ------------------------------
                                            Eric A. Rose, M.D.